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June 14, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Healthcare and Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Gabor

Re:	Karuna Therapeutics

Registration Statement on Form S-1

File No. 333-231863

CIK No. 0001771917

Ladies and Gentlemen:

On behalf of Karuna Therapeutics, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 13, 2019 (the “Comment Letter”) relating to the Company’s response to the Staff’s prior letter dated April 26, 2019 regarding the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on March 29, 2019, resubmitted to the Commission on May 2, 2019 and May 22, 2019, and subsequently filed by the Company with the Commission on May 31, 2019 (File No. 333-231863) (the “Registration Statement”), we submit this supplemental letter to further address comment 1 of the Comment Letter.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

1.	We have reviewed your prior response to prior comment seven from our letter dated April 26, 2019. Please provide us with the following additional information:

•	For each valuation date, please provide us with the estimated fair value of your common stock calculated under each scenario separately.

June 14, 2019

In response to the Staff’s comment, the Company supplementally provides the Staff with the estimated fair value of its common stock under each scenario as presented in the following table:

	IPO Scenario			Sale Scenario
Valuation Date	Value Per Share of Common Stock	Probability Weighting	DLOM	Non- marketable Value Per Share of Common Stock	Probability Weighting	DLOM	Indicated Fair Value per Share of Common Stock
December 31, 2017	NA	NA	NA	$9.14	100%	33%	$9.14
August 2, 2018	$11.91	45%	0%	$7.42	55%	24%	$9.44
March 15, 2019	$14.32	60%	0%	$8.40	40%	24%	$11.95
May 16, 2019	$15.46	80%	0%	$9.41	20%	23%	$14.25

•

Please clarify how your recent preferred equity issuances (and the price at which such shares were issued) was factored into your common share valuations. Clearly identify the various rights and preferences considered and the relative discounts applied for each to reach the values assigned to the option grants.

August 2, 2018 Valuation

The August 2, 2018 valuation was performed incorporating the Series A preferred stock financing as an arm’s length transaction which was closed concurrently to the valuation date. The Company reviewed multiple factors to determine whether the Series A financing at $13.46 was an arm’s length transaction, including the marketing of the asset to multiple market participants, the participation of sophisticated, independent bidders and the fact that the Company was not a distressed seller through bankruptcy, receivership or required to sell to meet regulatory or legal requirements. Upon the determination that the Series A preferred stock financing was completed as an arm’s length transaction, the Company concluded that the Series A financing could be used as a Level 2 input into the value of common stock according to U.S. generally accepted accounting principles (“GAAP”).

Upon the determination of the arm’s length nature of the Series A preferred stock financing, the Company incorporated the rights and preferences of all other outstanding securities, including the Series A preferred stock, in each scenario of the option pricing model (“OPM”) as summarized in Note 6 of the audited financial statements included in the Registration Statement. In the sale scenario, the Company identified the liquidation preference of Series A and Series Seed preferred stock as the most substantive economic right that the preferred stockholders were entitled to relative to common stock. The liquidation preference was therefore incorporated as a more senior benefit stream upon inclusion into the OPM. Furthermore, management considered the conversion right the preferred stock has in a sale scenario to convert to common stock and to

June 14, 2019

receive cash proceeds in excess of their liquidation preference, resulting in a dilutive impact to common stock. In the IPO scenario, management considered the mandatory conversion to common stock, which resulted in the dilutive impact of the conversion consistent with the section entitled “Dilution” included in the Registration Statement.

March 15, 2019 Valuation

The March 15, 2019 valuation was performed incorporating the Series B preferred stock financing as an arm’s length transaction which was closed concurrently to the valuation date. The Company reviewed multiple factors to determine whether the Series B financing at $15.14 was an arm’s length transaction, including the marketing of the asset to multiple market participants, the participation of sophisticated, independent bidders including seven new investors in the Company and the fact that the Company was not a distressed seller through bankruptcy, receivership or required to sell to meet regulatory or legal requirements. Upon the determination that the Series B preferred stock financing was completed as an arm’s length transaction, the Company concluded that the Series B preferred stock financing could be used as a Level 2 input into the value of common stock according to GAAP.

Upon the determination of the arm’s length nature of the Series B preferred stock financing, the Company incorporated the rights and preferences of all other outstanding securities, including Series B preferred stock, in each scenario of the OPM as summarized in Note 5 of the unaudited interim financial statements included in the Registration Statement. In the sale scenario, the Company identified the liquidation preference of Series B, Series A and Series Seed preferred stock as the most substantive economic right that the preferred stockholders were entitled to relative to common stock. The liquidation preference was therefore incorporated as a more senior benefit stream upon inclusion into the OPM. Furthermore, management considered the conversion right the preferred stock has in a sale scenario to convert to common stock and to cash receive proceeds in excess of their liquidation preference, resulting in a dilutive impact to common stock. In the IPO scenario, management considered the mandatory conversion to common stock, which resulted in the dilutive impact of the conversion consistent with the section entitled “Dilution” included in the Registration Statement.

May 16, 2019 Valuation

The May 16, 2019 valuation was performed utilizing the Series B preferred stock price as an input, along with an estimated cost of equity to account for the passage of time between the Series B financing on March 15, 2019 and the valuation date. Management concluded that absent significant change in the underlying business strategy or market potential of the Company’s product candidates between the Series B financing date and the valuation date, it was appropriate to continue to utilize the transaction as a Level 2 input into the fair value of common stock. Given the passage of time, the Company applied an annual cost of equity of 28.8% to the Series B price of $15.14, which informed the basis for the analysis of our common shares at the date. The cost of equity was derived through the Capital Asset Pricing Model (“CAPM”). The Company leveraged market data of comparable companies consistent with those used to

June 14, 2019

determine other inputs into the OPM, to develop the inputs into the CAPM as well as an estimate of additional alpha to determine the cost of equity. This resulted in a value of Series B preferred stock of $15.81. The Company then used the same approach as the March 15 valuation to incorporate the rights and preferences of the outstanding preferred stock to determine the fair value of common stock.

* * * * *

June 14, 2019

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (212) 459-7234.

Respectfully submitted,

GOODWIN PROCTER LLP

By	/s/ Seo Salimi
Seo Salimi, Esq.

cc:	Dr. Steven M. Paul, Karuna Therapeutics, Inc.

Troy Ignelzi, Karuna Therapeutics, Inc.

Mitch Bloom, Esq., Goodwin Procter LLP

Bonnie Smith, Securities and Exchange Commission